November 6, 2023

Via Edgar

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Attention: Sarmad Makhdoom

Re:	Bancorp 34, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed on October 16, 2023
CIK No. 0001668340
File No. 333-273901

Dear Sir or Madam:

On behalf of Bancorp 34, Inc. (“Bancorp 34”), we hereby submit responses to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 2, 2023 (the “Comment Letter”) with respect to the above-referenced filing (the “Registration Statement”).

For your convenience, we have set forth each comment from the Comment Letter in italics and bold typeface and have included our response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

For Amendment No. 1 to Form S-4 filed October 16, 2023

There is a limited trading market in Bancorp 34 common stock, page 38

1.	We note your response to our prior comment 15 and your risk factor disclosure that listing is also a condition to the closing of the merger. Please clarify here if that is a waivable condition. In this regard, please clarify which of the conditions, as discussed under "Conditions to Complete the Merger," at page 126, are waivable and by which party.

Response: To clarify, listing Bancorp 34 stock on a national securities exchange is not a condition to closing the merger. Instead, the approval of Bancorp 34 common stock to be issued in the merger to be traded on the primary exchange, or quoted on any broker-dealer network, on which the Bancorp 34 common is listed or quoted (which is currently the OTCQB Venture Market) is a condition to closing. This condition may be waived by CBOA and Bancorp 34, acting jointly. In response to the Staff’s comment, we have updated the disclosure to the second paragraph of the applicable risk factor on page 38 of the Registration Statement, to clarify the closing condition and that it may be waived by CBOA and Bancorp 34. We have also added an additional disclosure on page 127 of the Registration Statement to disclose which closing conditions may be waived by Bancorp 34 and/or CBOA.

Background of the Merger, page 77

2.	We note your response to prior comment 10. Please briefly discuss the additional merger candidate that was considered during 2023, whether the board held any meetings with, conducted due diligence of, or exchanged indications of interest with the other candidate. Also, disclose when any discussions with or consideration of the other candidate ceased, and the board's rationale for not pursuing the other merger opportunity.

Response: In response to the Staff’s comment, we have included the following additional disclosure on page 78 of the Registration Statement, which provides more detail on the merger candidate that was considered by Bancorp 34 during 2023. The additional disclosure provides the meetings held by the board and its committees regarding the other candidate, when consideration of the other candidate ceased, and the board’s rational for not pursuing the other merger opportunity. The additional language is italicized below.

Additional disclosure on page 78:

During 2023, the Bancorp 34 board considered two merger candidates in the greater Tucson, Arizona area, including CBOA. Specifically, in late December 2022, Mr. Crotty was contacted by an investment banker representing an Arizona financial institution that was considering a sale. Bank 34 was provided with due diligence materials to review the opportunity. This opportunity was discussed at a regular meeting of the Bancorp 34 board in January of 2023. The Bancorp 34 board approved Mr. Crotty submitting a non-binding indication of interest in connection with this potential merger candidate for further consideration. In late January 2023, Mr. Crotty met with an executive committee of the Bancorp 34 board, which was comprised of Mr. Crotty, Mr. Ahern, Mr. Cohn, Mr. Rabon and Ms. Ralls, and it was determined that pursuing two simultaneous merger opportunities could prove too taxing on the current Bancorp 34 team. As a result, the executive committee decided to focus on the opportunity with CBOA, as the Bancorp 34 board believed CBOA was a more attractive merger partner as it was a larger institution that offered more size and scale, providing a greater financial benefit to Bancorp 34’s stockholders. Based on this decision, Bancorp 34 did not submit an indication of interest for this Arizona financial institution and informed the investment banker in late January 2023 that Bancorp 34 would not pursue this opportunity any further.

Material U.S. Federal Income Tax Consequences, page 134

3.	Please revise to delete "summarizes" from the first sentence in this section, given counsel are providing short form opinions.

Response: In response to the Staff’s comment, we have revised the first and second sentences on page 134 of the Registration statement to delete and replace the words “summarizes” and “summary.”

Information About Bancorp 34, Inc., Our Competitive Strengths, Page 150

4.	We note that you disclose that as of June 30, 2023, core deposits comprised 86.9% of total deposits. You define these deposits as total deposits less certificates of deposit greater than $250,000, less repurchase obligations and brokered deposits. You also disclose that as of June 30, 2023, less than half of bank’s deposit base was uninsured. Please revise your disclosures to reconcile core deposits to uninsured deposits. Further please revise your Deposits discussion on page 179 to discuss the increased use of brokered deposits.

Response: In response to the Staff’s comment, we have revised the disclosures on page 151 to provide additional detail to reconcile core deposits to uninsured deposits. Specifically, the disclosure provides the amount and percentage of core deposits which are in excess of the FDIC’s deposit insurance limits and the amount of total deposits that were in excess of the FDIC’s deposit insurance limits and in both cases estimated to be uninsured. The uninsured portion of deposits disclosed are based on an estimated amounts of uninsured deposits as of the reported period, based on the same methodologies and assumptions used for the registrant’s regulatory reporting requirements. With regard to the increased use of brokered deposits, which we clarify are in the form of time deposits, please see our response to comment 6 below.

Market for Bancorp 34 Common Stock, page 157

5.	Please set forth the number of holders of Bancorp 34's common stock. Refer to Item 201 under Regulation S-K. We note your response to our prior comment 5 that you do not anticipate being subject to section 12 under the Exchange Act. Please explain to us why you do not anticipate registering under Section 12.

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Response: In response to the Staff’s comment, we have included the number of holders of Bancorp 34’s common stock on page 158 of the Registration Statement by adding the disclosure provided below. Bancorp 34 currently has 366 registered holders of its voting common stock and CBOA has 379 registered holders of its common stock. As such, the combined entity will have an estimated 745 registered holders of record following the merger which is less than the threshold of 2,000 holders of record for bank holding companies which would require registration under Section 12(g)(1)(B) of the Exchange Act. Additionally, Bancorp 34 has no plan to list its shares on a national securities exchange requiring registration under Section 12 of the Exchange Act, and Bancorp 34 has not agreed to list its shares on a national securities exchange as a condition to the merger agreement. Instead, Bancorp 34 plans to continue to have its shares quoted on the OTC Markets Groups, Inc.’s OTCQB Venture Market, including the shares issued to CBOA shareholders in the merger. As such, Bancorp 34 does not currently anticipate registering under Section 12 of the Exchange Act, and we have added a disclosure to this effect on pages 38 and 109 of the Registration Statement.

Additional disclosure on page 158;

As of November 3, 2023, there were 366 registered holders of record of Bancorp 34 voting common stock and 3,875,945 shares of Bancorp 34 voting common stock were issued and outstanding. Additionally, as of November 3, 2023, there were two record holders of Bancorp 34 non-voting common stock and 820,115 shares of Bancorp 34 non-voting common stock issued and outstanding.

Net Interest Income, Three Months Ended June 30, 2023, and 2022, page 163

6.	We note that you disclose on page 163 that you attribute deposit growth in the second quarter of 2023 to an increase in brokered deposits. Please revise your discussion to disclose the factors driving your use of these deposits and the impacts of the increase in use on your net interest income and interest expense and liquidity.

Response: In response to the Staff’s comment, we have updated the disclosures on pages 163 and 164 of the Registration Statement to provide the factors diving our increased use of brokered deposits, which are in the form of time deposits (i.e., CDs) and the impacts of the increase in the use of brokered deposits on our net interest income, interest expense and liquidity. Specifically, we note that, consistent with our overall interest rate risk management strategy, brokered deposits were used to replace short-term FHLB borrowings which carry a higher cost, resulting in a favorable impact on interest expense and interest income. We also noted that replacing short-term borrowings with CDs, including brokered CDs, did not reduce on-balance sheet liquidity but did increase the availability of our borrowing capacity at the FHLB.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Bancorp 34, Deposits, page 179

7.	Please revise your disclosure to provide more details of your use of a new high yield savings account through an online banking platform, including if the online platform is controlled by you or if this is a third party service.

Response: In response to the Staff’s comment, we have included additional disclosures on page 179 of the Registration Statement to provide more detail regarding our use of high yield savings accounts through an online banking platform. Specifically, we have disclosed the amount of growth in deposits attributable to the high yield savings account product. We also disclosed that the online banking platform is administered by a third-party which we felt would offer a better reach to additional potential depositors.

8.	Please disclose the amount of brokered deposits in each deposit category for each period presented and the reasons for change in balances period over period.

Response: In response to the Staff’s comment, we have included an additional disclosure on page 179 of the Registration statement. This disclosure includes the amount of average brokered deposits in time deposits (i.e., CDs) (which is the only category of our deposits which contains brokered deposits). We have also disclosed that our growth in brokered deposits in 2023 has been used to supplement deposit growth, assist in management of interest rate risk through the fixing of funding costs, and to reduce our reliance on higher-cost, short-term FHLB borrowings.

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Managements Discussion and Analysis of Financial Condition and Results of Operations of Bancorp 34, Liquidity, page 181

9.	We note your disclosure that your Asset and Liability Management Committee, or ALCO, is responsible for oversight of your liquidity risk management activities in accordance with the provisions of your ALM Policy and applicable bank regulatory capital and liquidity laws and regulations. We also note your disclosure that you monitor your liquidity requirements in light of interest rate trends, changes in the economy, and the scheduled maturity and interest rate sensitivity of your securities and loan portfolios and deposits, and that liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. We also note your disclosure on page 187 that ALCO monitors interest rate risk on an ongoing basis in accordance with policies approved by your board of directors, but that management has the latitude to change interest rate positions within certain limits if, in management’s judgment, the change will enhance profitability or minimize risk. Please consider revising, to the extent material, to include a description of how you seek to manage risks due to changes in interest rates and other material impacts on your operational facts and circumstances, including any management or corporate government controls or procedures for identifying and responding to rapid increases and decreases in interest rates due to or as a result of exogenous or unknown factors. For example, if applicable, please clarify any limits stemming from the ALM Policy or other policies established by the board and, with a view to disclosure, advise us of the extent to which the ALCO or management have approved risk profiles that do not conform to the ALM Policy or other board approved policies. Clarify the extent to which such limits and other policies and controls have been changed due to the economic and other developments referenced elsewhere, if applicable.

Response: In response to the Staff’s comment, we have included additional disclosures on page 187 of the Registration Statement to further detail the manner in which the ALCO manages risk due to changes in interest rate and other material impacts on our operational facts and circumstances, including management and corporate governance controls or procedures for identifying and responding to rapid increases and decreases in interest rates due to or as a result of exogenous or unknown factors. We have noted that due to the possibility of rapid changes within credit and interest rate markets, the ALCO must have flexibility to temporarily deviate from approved policy and risk limits to enhance profitability or minimize risk, and that our policy permits ALCO management to implement exceptions to policy with the prior approval of the Chief Executive Officer and one other ALCO member. We have also noted that no material changes to our policy limits have been made in response to current market conditions or developments and that there were no policy exception strategies implemented in 2023 which deviate from the risk limits outlined in the ALCO related policies and procedures.

Management's Discussion and Analysis of Financial Condition and Results of Operations of CBOA, page 215

10.	Please include the disclosure requirements of Item 1404 of Regulation S-K.

Response: In response to the Staff’s comment, we have updated CBOA’s disclosure on page 232 of the Registration Statement to include the disclosure requirements of Item 1404 of Regulation S-K.

11.	Please include the disclosure requirements of Item 1406(e) and (f) of Regulation S-K.

Response: In response to the Staff’s comment, we have we updated CBOA’s disclosure on pages 236 and 237 of the Registration Statement to include the disclosure requirements of Item 1406(e) and (f) of Regulation S-K.

Results of Operations for the Three and Six Months Ended June 30, 2023, and 2022 Net Interest Income, page 217

12.	Revise your net interest income discussion to include the impacts of the change in your deposit composition from year end through the interim period. Disclose the amounts of brokered deposits for each period (June 30, 2023 and December 31, 2022) and the amounts in each line item in your tables on pages 218, 220, and 224.

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Response: In response to the Staff’s comment, we have updated CBOA’s disclosure on pages 218 and 219 of the registration statement to include the impacts of the change in CBOA’s deposit composition from year end through the interim period. We have also noted that CBOA had no brokered deposits in any of the periods presented.

Deposits, page 233

13.	Revise your disclosure to discuss the period changes in your deposit composition and the underlying reasons for the changes. Also include a discussion of your use of brokered deposits at each year period and the reasons for any material changes between periods.

Response: In response to the Staff’s comment, we have updated CBOA’s disclosure on pages 236 and 237 of the Registration Statement to include a disclosure of the changes in CBOA’s deposit composition and the underlying reasons for the changes. We have also disclosed that there were no brokered deposits for any of the periods presented.

Exclusive Forum Provision, page 245

14.	We note your response to prior comment 25, and your disclosure here indicating that the exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act. However, Article 12 of the Articles of Incorporation of Bancorp 34, Inc. filed as Exhibit 3.1 does not include such a provision. Please revise to reconcile or advise. Please also revise this section, and your risk factor on page 64, to disclose the risks that the exclusive forum provision may result in increased costs for investors to bring a claim.

Response: In response to the Staff’s comment, we have reconciled the disclosure on page 249, and updated the risk factor on page 64 regarding the applicability of the exclusive forum provision to claims made under U.S. federal securities laws, which also includes a disclosure that the exclusive forum provision may result in increased costs for investors to bring a claim.

We are available to discuss any of our responses with you at your convenience. Should you have any questions or want to discuss these matters further, please contact me at (623) 334-6048 or John Willis at (478) 387-0807.

Very truly yours,

/s/ James T. Crotty
James T. Crotty

cc:	Susan Block, U.S. Securities and Exchange Commission
Michael Henderson, U.S. Securities and Exchange Commission
John Stickel, U.S. Securities and Exchange Commission
Brennan Ryan, Nelson Mullins Riley & Scarborough, LLP
John Willis, Nelson Mullins Riley & Scarborough, LLP

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